Filed pursuant to Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED JUNE 10, 2009 TO PROSPECTUS DATED FEBRUARY 9, 2009

MAY 2009 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	May 2009	Year to Date	05/31/09	05/31/09

Series A	−12.03%	−19.71%	$33,276,881	$1,551.44

Series B	−19.31%	−30.11%	$53,823,224	$1,817.77

*	All performance is reported net of fees and expenses

Fund results for May 2009:

World bond markets traded dramatically lower in May as burgeoning budget deficits led to heavy bond issuance, foreshadowing long-term inflation. U.S. 30-year bond futures, German Bund futures, and Japanese 10-year bond futures traded to their lowest levels since November 2008. Lackluster interest during long-term treasury auctions ignited the rally, leading to higher yields amid speculation that the U.S. may eventually lose its coveted AAA debt rating. U.S. equities rallied and bonds sold off as economic reports showed a slowing pace of job losses while consumer confidence jumped by the most in 6 years. In Europe, the European Community Bank cut interest rates to a record low 1% following benign inflation readings. The Japanese economy shrank at a record 15.2% annualized rate last quarter, however bonds finished the month on the downside as industrial production rose the most in 56 years. The Fund’s long positions in the bonds sector resulted in losses.

Risk appetite continued to improve in May, resulting in a 6.2% loss for the U.S. dollar index as emerging market strength contributed to a steep selloff in U.S. treasuries. The Brazilian Real surged another 10% against the U.S. dollar as the country posted its first current account surplus in 19 months. The Hungarian forint (+7.7%), Czech koruna (+5.5%), and Polish zloty (+4.2%) added to April’s gains despite domestic challenges ranging from unemployment to fears of an increase in non-performing loans. The Indian rupee added 5.9% as investors responded positively to the Congress party election win. Asian region currencies, from New Zealand (+13.2%) to Singapore (+2.1%) and Taiwan (+1.3%) continued to trend higher as well. The Australian dollar (+10.3%) and Canadian dollar (+8.5%) rallied as commodity strength augmented a sound financial position. The Fund’s long positions in the U.S. dollar produced losses.

Crude prices posted significant gains in May as the U.S. economy showed some signs that the worst of the recession may be over. Job losses in the U.S. slowed slightly early in the month and strong consumer confidence boosted economic sentiment later in the month. On the supply side, it appears that the OPEC production cuts of the last six months are starting to have an impact on price. Despite crude demand falling more than 7.5% from last year, inventories declined, leading to a 24.8% gain for July crude futures. Natural gas rose steadily with the rest of the energy complex in early May, however mild weather began to exert pressure on values by the end of the month. The resulting lack of cooling demand led supplies 21.6% higher than the 5-year moving average and produced a relatively benign 8.6% gain for July natural gas futures. The Fund’s short positions in this sector incurred relatively large losses.

Other market sectors did not reveal significant trends and did not have a significant influence on this month’s overall negative performance.

For the month of May 2009, Series A lost 12.03% and Series B lost 19.31%, net of all fees and expenses

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

QUADRIGA SUPERFUND, L.P. — SERIES A
MAY 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended May 31, 2009)

STATEMENT OF INCOME

May 2009

Investment income, interest	$3,833

Expenses
Management fee	51,603
Ongoing offering expenses	27,894
Operating expenses	4,184
Selling Commissions	111,574
Other expenses	2,326
Incentive fee	—
Brokerage commissions	39,012

Total expenses	236,593

Net investment gain (loss)	(232,760)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(3,753,331)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(562,840)

Net gain (loss) on investments	(4,316,171)

Net increase (decrease) in net assets from operations	$(4,548,931)

STATEMENT OF CHANGES IN NET ASSET VALUE

May 2009

Net assets, beginning of period	$34,334,339

Net increase (decrease) in net assets from operations	(4,548,931)
Capital share transactions
Issuance of shares	4,542,678
Redemption of shares	(1,051,205)

Net increase (decrease) in net assets from capital share transactions	3,491,473
Net increase (decrease) in net assets	(1,057,458)

Net assets, end of period	$33,276,881

NAV Per Unit, end of period	$1,551.44

QUADRIGA SUPERFUND, L.P. — SERIES B
MAY 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended May 31, 2009)

STATEMENT OF INCOME

May 2009

Investment income, interest	$8,323

Expenses
Management fee	83,464
Ongoing offering expenses	45,115
Operating expenses	6,767
Selling Commissions	180,463
Other expenses	3,602
Incentive fee	—
Brokerage commissions	111,043

Total expenses	430,455

Net investment gain (loss)	(422,131)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(10,868,110)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(1,586,347)

Net gain (loss) on investments	(12,454,457)

Net increase (decrease) in net assets from operations	$(12,876,588)

STATEMENT OF CHANGE IN NET ASSET VALUE

May 2009

Net assets, beginning of period	$62,817,889

Net increase (decrease) in net assets from operations	(12,876,588)
Capital share transactions
Issuance of shares	5,986,263
Redemption of shares	(2,104,340)

Net increase (decrease) in net assets from capital share transactions	3,881,923
Net increase (decrease) in net assets	(8,994,665)

Net assets, end of period	$53,823,224

NAV Per Unit, end of period	$1,817.77

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.